Filed pursuant to Rule 433 Dated June 10, 2025 Registration No. 333-287829

Lloyds Banking Group plc USD 1,250,000,000 6.068% Fixed Rate Reset Dated Subordinated Tier 2 Notes due 2036

Pricing Term Sheet:

Issuer (LEI number)	Lloyds Banking Group plc (549300PPXHEU2JF0AM85)
Status	Fixed Rate Reset Dated Subordinated Tier 2 notes (the “Tier 2 Notes”)
Format	SEC Registered Global Notes – Fixed-to-Fixed Rate
Expected Ratings of the Notes*	Baa1 (Moody’s) / BBB- (S&P) / A- (Fitch)
Principal Amount	USD 1,250,000,000
Denomination	USD 200,000 and integral multiples of USD 1,000 in excess thereof
Pricing Date	June 10, 2025
Expected Settlement / Issue Date**	June 13, 2025 (T+3)
Maturity Date	June 13, 2036
Optional Redemption	The Issuer may redeem the Tier 2 Notes in whole (but not in part) in its sole discretion on June 13, 2035
Initial Interest	6.068% per annum, payable semi-annually in arrears
Interest Payment Dates	June 13 and December 13 in each year (subject to the Business Day Convention detailed below) from (and including) December 13, 2025 to (and including) the Maturity Date
Reference Benchmark Treasury	4.250% due May 15, 2035
Reference Benchmark Treasury Price / Yield	99-08+ / 4.468%
Reoffer Spread to Benchmark Treasury	+160 bps
Fixed Rate Reoffer Yield	6.068%
Issue Price / Re-Offer Price	100.000%
Change of Fixed Rate of Interest after Optional Redemption Date
Reset Fixed Rate Period Interest	1-yr U.S. Treasury Rate (as defined in the preliminary prospectus supplement dated June 10, 2025 (the “Preliminary Prospectus Supplement”)) +160 bps during the Reset Fixed Rate Period
Reset Date	June 13, 2035
Redemption Price	100.000%
Underwriting Commission	0.40%
All-in Price	99.600%

Filed pursuant to Rule 433 Dated June 10, 2025 Registration No. 333-287829

Net Proceeds to the Issuer before expenses	USD 1,245,000,000
Day Count Fraction	30/360
Business Day Convention	Following, Unadjusted
Business Days	Means any day, other than Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York or in the City of London
Joint Bookrunners	Lloyds Securities Inc. (B&D), BofA Securities, Inc., Morgan Stanley & Co. LLC, Santander US Capital Markets LLC, TD Securities (USA) LLC and Wells Fargo Securities, LLC
Co-Managers	Academy Securities, Inc. and R. Seelaus & Co., LLC
Expected Listing	New York Stock Exchange
Governing Law	The Indenture and the Tier 2 Notes are governed by, and construed in accordance with, the laws of the State of New York, except for the subordination and waiver of set-off provisions which are governed by and construed in accordance with the laws of Scotland.
MREL Eligibility	Intended to qualify as MREL and all applicable eligibility conditions to be met
Waiver of Set-Off	Yes – set-off rights waived, as further described in the Preliminary Prospectus Supplement
Tax Event Redemption	If at any time a Tax Event (as defined in the Preliminary Prospectus Supplement) has occurred, the Issuer may, subject to the satisfaction of the conditions described in the Preliminary Prospectus Supplement, redeem the Tier 2 Notes, in whole but not in part, at any time, at 100% of their principal amount, together with accrued and unpaid interest thereon, if any, to, but excluding, the date fixed for redemption.
Capital Disqualification Event Redemption	If at any time a Capital Disqualification Event (as defined in the Prospectus) has occurred, the Issuer may, subject to the satisfaction of the conditions described in the Prospectus, redeem the Tier 2 Notes in whole, but not in part, at any time at 100% of their principal amount, together with accrued but unpaid interest thereon, if any, to, but excluding, the date fixed for redemption.
Substitution or Variation	If a Tax Event or Capital Disqualification Event has occurred, then the Issuer may, subject to the conditions described in the Preliminary Prospectus Supplement, but without any requirement for the consent or approval of the holders of the Tier 2 Notes, at any time (whether before, on or following the Reset Date) either substitute all (but not some only) of the Tier 2 Notes for, or vary the terms of the Tier 2 Notes so that they remain or, as appropriate, become, Compliant Securities (as defined in the Preliminary Prospectus Supplement), and the Trustee shall (subject to the requirements described in the Preliminary Prospectus Supplement) agree to such substitution or variation. Upon the expiry of such notice, the Issuer shall either vary the terms of or substitute the Tier 2 Notes, as the case may be.
Agreement with Respect to the Exercise of U.K. Bail-in Power

Notwithstanding any other agreements, arrangements, or understandings between us and any holder or beneficial owner of the Tier 2 Notes, by purchasing or acquiring the Tier 2 Notes, each holder (including each beneficial owner) of the Tier 2 Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the Tier 2 Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the Tier 2 Notes into shares or other securities or other obligations of Lloyds Banking Group plc or another person (and the issue to or conferral on the holder of such shares, securities or obligations, including by means of amendment, modification or variation of the terms of the Tier 2 Notes); and/or (iii) the amendment or alteration of the maturity of the Tier 2 Notes, or amendment of the amount of interest due on the Tier 2 Notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; any U.K. bail-in power may be exercised by means of variation of the terms of the Tier 2 Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. bail-in power. With respect to (i), (ii) and (iii) above, references to principal and interest shall include payments of principal and interest that have become due and payable (including principal that has become due and payable at the maturity date), but which have not been paid, prior to the exercise of any U.K. bail-in power. Each holder and each beneficial owner of the Tier 2 Notes further acknowledges and agrees that the rights of the holders and/or beneficial owners under the Tier 2 Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority.

For these purposes, a “U.K. bail-in power” is any write-down, conversion, transfer, modification, moratorium and/or suspension power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of financial holding companies, mixed financial holding companies, banks, banking group companies, credit institutions and/or investment firms incorporated in the United Kingdom in effect and applicable in the United Kingdom to Lloyds Banking Group plc and the group, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted in the United Kingdom within the context of the U.K. resolution regime under the Banking Act 2009 as the same has been or may be amended from time to time (whether pursuant to the U.K. Financial Services (Banking Reform) Act 2013, secondary legislation or otherwise), pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, canceled, modified, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (or suspended for a temporary period) or pursuant to which any right in a contract governing such obligations may be deemed to have been exercised. A reference to the “relevant U.K. resolution authority” is to any authority with the ability to exercise a U.K. bail-in power.

Filed pursuant to Rule 433 Dated June 10, 2025 Registration No. 333-287829

Repayment of Principal and Payment of Interest After Exercise of U.K. Bail-in Power	No repayment of the principal amount of the Tier 2 Notes or payment of interest on the Tier 2 Notes shall become due and payable after the exercise of any U.K. bail-in power by the relevant U.K. resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by Lloyds Banking Group plc under the laws and regulations of the United Kingdom applicable to Lloyds Banking Group plc or other members of the group.
ISIN	US539439BE84
CUSIP	539439 BE8
Singapore SFA Product Classification	Solely for the purposes of its obligations pursuant to Sections 309B(1)(a) and 309B(1)(c) of the Securities and Futures Act 2001 of Singapore, as modified or amended from time to time (the “SFA”), we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA) that the Senior Notes are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and “Excluded Investment Products” (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Target Market

UK MIFIR professionals/ECPs-only/No UK PRIIPs KID– Manufacturer target market (UK MIFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) has been prepared as not available to retail in UK.

MiFID II professionals/ECPs-only/No EU PRIIPs KID– Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No EU PRIIPs key information document (KID) has been prepared as not available to retail in EEA

*Note: A securities rating is not a recommendation to buy, sell or hold securities.  Ratings may be subject to revision or withdrawal at any time, and each rating should be evaluated independently of any other rating.

Lloyds Banking Group plc has filed a registration statement (including a Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement in that registration statement and other documents Lloyds Banking Group plc has filed with the SEC for more complete information about Lloyds Banking Group plc and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Lloyds Banking Group plc and any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling BofA Securities, Inc. at 1-800-294-1322, Lloyds Securities Inc. at 1-212-930-5039, Morgan Stanley & Co. LLC at 1-800-622-2393, Santander US Capital Markets LLC at 1-855-403-3636, TD Securities (USA) LLC at 1-855-495-9846 or Wells Fargo Securities, LLC at 1-800-645-3751.

Filed pursuant to Rule 433 Dated June 10, 2025 Registration No. 333-287829

**We currently expect delivery of the Tier 2 Notes to occur on or about June 13, 2025, which will be the third business day following the pricing of the Tier 2 Notes (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one Business Day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Tier 2 Notes on the date of pricing or the next succeeding Business Day will be required, by virtue of the fact that the Tier 2 Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Tier 2 Notes who wish to trade Tier 2 Notes on the date of pricing or the next succeeding Business Day should consult their own advisors.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another email system.